MILBANK, TWEED, HADLEY & McCLOY LLP

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005 212-530-5000 FAX: 212-530-5219

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

SÃO PAULO

55-11-3927-7700

FAX: 55-11-3927-7777

January 31, 2014

Mr. William H. Thompson, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Cencosud S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed May 7, 2013
File No. 001-35575

Dear Mr. Thompson:

This letter is the response of Cencosud S.A. (the “Company” or “Cencosud”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Annual Report on Form 20-F. We have included your numbered comments below and Cencosud’s response follows.

Item 3. Key Information, page 1

A. Selected Financial Data, page 1

1.	We note that you prepared your financial statements as of and for the year ended December 31, 2009 in accordance with IFRS as issued by the IASB when you adopted IFRS in 2010. Please tell why you omitted selected financial data for fiscal 2009 given that Item 3.A of Form 20-F requires you to provide selected historical financial data for each financial year for which you prepared financial statements in accordance with IFRS as issued by the IASB.

We respectfully acknowledge the Staff’s comment and the disclosure requirements of Item 3.A, and note that the financial data for the 2009 fiscal year was omitted in error form the Form 20-F. Considering that the Company’s selected financial data for 2009 is publicly available, we respectfully request that the Staff accept the Company’s proposal to include such financial data in its future Form 20-F filings.

Item 5. Operating and Financial Review and Prospects, page 100

A. Operating Results, page 100

2.	Please tell us your consideration of disclosing the impact of foreign currency translation on revenues and expenses for each year presented.

We respectfully note the Staff’s comment. The Company has evaluated the materiality of the impact of foreign currency translation on the Operating Results discussion and concluded that the effects of foreign currency translation on revenues and expenses were not material for the periods presented and as such the Company did not disclose the impact of foreign currency translation on revenues and expenses in the Operating Results discussion. Provided this trend continues in the future, the Company plans to simply continue including relevant disclosure related the potential impact of foreign currency translation on results of operations as part of the Risk Factors discussion in future filings.

B. Liquidity and Capital Resources, page 123

Analysis of Cash Flows, page 129

3.	We note that net cash used in investing activities and net cash from financing activities for 2012 are not consistent with what is shown in the consolidated statements of cash flows. We also note that you reported a net cash inflow of Ch$33,593 in 2012 rather than a net cash outflow as disclosed in the first paragraph of your discussion of cash flows for the year ended December 31, 2012 compared to the year ended December 31, 2011. Please revise or advise.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will amend its disclosure of the analysis of cash flows for the fiscal years ended December 31, 2012 and 2011. The Company proposes to include the following revised language (bold and underlined) in future filings:

	Year ended December 31,
	2012		2011		2010
	(in millions of Ch$)
Net cash from operating activities	Ch$	718,715	Ch$	567,739	Ch$	407,174
Net cash used in investing activities	Ch$	(1,873,567)	Ch$	(623,752)	Ch$	(413,676)
Net cash from financing activities	Ch$	1,246,077	Ch$	89,607	Ch$	5,086

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$91,225 million for the year ended December 31, 2012 compared to a net cash inflow of Ch$33,594 million for the year ended December 31, 2011.

Operating activities. Our net cash flows from operations increased 27% to Ch$718,715 million for the year ended December 31, 2012 from Ch$567,739 million for the year ended December 31, 2011. This change was primarily due to an increase in cash product of higher sales during the period in the supermarket, shopping centers and home improvement divisions partially offset by financial services and department stores.

Investing activities. Our net cash flows used in investing activities increased 200% to Ch$1,873,567 million for the year ended December 31, 2012 from Ch$623,752 million for the year ended December 31, 2011. This change was primarily due to inorganic expansion in our supermarket division during the 2012 period.

Financing activities. Our net cash flows from financing activities increased 1,291% to Ch$1,246,077 million for the year ended December 31, 2012 from Ch$89,607 million for the year ended December 31, 2011. This change was primarily due to higher proceeds from loans and bond issuances related to the payment of acquisitions.

Cash flows for year ended December 31, 2011 compared to year ended December 31, 2010

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash inflow of Ch$33,594 million for the year ended December 31, 2011 compared to a net cash outflow of Ch$1,416 million for the year ended December 31, 2010.

Operating activities. Our net cash flows from operations increased 39.4% to Ch$567,739 million for the year ended December 31, 2011 from Ch$407,174 million for the year ended December 31, 2010. This change was primarily due to an increase in cash sales of Ch$1,786,619 million, offset by (i) an increase in payments to suppliers of Ch$1,381,558 million, (ii) an increase in payments to and on behalf of personnel of Ch$186,173 million, and (iii) an increase of Ch$32,590 million in cash tax payments.

Investing activities. Our net cash flows used in investing activities increased 50.8% to Ch$(623,752) million for the year ended December 31, 2011 from Ch$(413,676) million for the year ended December 31, 2010. This change was primarily due to an increase in capital expenditures of Ch$266,543 million related to the opening of 76 new stores. This increase was partially offset as a result of higher outflows related to our acquisition activities in 2010 and by lower cash from the liquidation of short-term investments.

Financing activities. Our net cash flows from financing activities increased 1,662% for the year ended December 31, 2011 to Ch$89,607 million from Ch$5,086 million for the year ended December 31, 2010. This change was primarily due to an increase of Ch$978,550 million in proceeds from borrowings, partially offset by an increase of Ch$836,281 million in debt repayments and, to a lesser extent, to higher dividends paid and higher cash interest paid.

Financial Statements, page F-1

Notes to the consolidated financial statements, page F-10

2 Summary of main accounting policies, page F-11

2.21 Revenue recognition, page F-26

4.	We note your disclosure in the second risk factor on page 17 that you derive a significant portion of your revenues from ordinary activities from allowances and promotional incentives granted by your suppliers. Please tell us the amount of such allowances and promotional incentives for each year presented. Please also tell us your basis in IFRS to recognize such allowances and promotional credits as revenue as opposed to a reduction of inventory costs and related costs of sales.

We respectfully acknowledge the Staff’s comment and note that the Company will revise its future filings to clarify that allowances and promotional credits are recorded as a reduction of inventory costs and related costs of sales.

For the years ended December 31, 2012, 2011 and 2010, allowances and promotional incentives recorded as a reduction to inventory costs and cost of sales amounted to Ch$858,253,085, Ch$697,410,616 and Ch$576,865,862, respectively.

The Company proposes to include the following revised language (bold and underlined) in future filings:

Changes in suppliers’ allowances and promotional incentives could impact profitability and have a material adverse effect on us.

We receive from our suppliers rebates, allowances and promotional incentives that reduce our cost of inventories and related costs of goods sold, improving our gross margins. For example, commercial allowances from suppliers include fees from suppliers for the sale of their products in our stores, supplier rebates and bonuses, supplier promotional allowances and fees, and fees from publicity activities carried out for third parties using our proprietary customer information. For the years ended December 31, 2012, 2011 and 2010, the amount of these allowances and promotional incentives amounted to Ch$858,253,085, Ch$697,410,616 and Ch$576,865,862, respectively, and were recorded as a reduction to inventory costs and related costs of sales. We cannot assure you that we will be able to obtain a similar level of such fees, rebates, bonuses or allowances in the future. Should any of our key suppliers reduce or otherwise eliminate these arrangements, our profit margin for the affected products could be impacted, which could in turn have a material adverse effect on us.

13 Goodwill, page F-81

5.

We note goodwill was 61% of the purchase price in the Carrefour transaction. Please tell us how you determined the purchase price allocations, including the details of your valuation methodologies and key assumptions used in determining the fair values of the various assets acquired and liabilities assumed the basis for the assumptions and valuation methodologies used and whether you used an independent valuation firm to assist in the valuations. In addition, please tell us your consideration of disclosing the amounts of revenue and profit or loss of the acquiree since the acquisition date included in comprehensive income and the revenue and profit or loss of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the period. Please refer to paragraph B64(q) of IFRS 3.

The Company determined the purchase price allocation by following the accounting policies under IFRS as set forth in note 2 of the Company´s consolidated financial statements included in the Form 20-F for the fiscal year ended December 31, 2012. During 2013, the purchase price allocation was finalized with the assistance of external advisors.

The Company hired an advisory firm to assist management regarding the methodology used in determining the fair value of the intangible assets and the overall allocation of the consideration transferred for the acquisition of Carrefour Colombia. Additionally, the Company was assisted by two other consulting firms in determining the fair value of:

•	Property, plant and equipment (“PPE”), specifically machinery, vehicles, furniture and fixtures.

•	Lands and buildings

The detailed information relevant to the valuation of the most significant acquired assets and assumed liabilities, including management assumptions, methodology, among other information, are as follows:

Property Plan and Equipment:

The Company used the “Replacement Cost new method” to determine the fair value of PPE. This method consists of identifying the replacement cost of new property with similar capacity, adjusted for depreciable factors such as functional or technological obsolescence, remaining useful life, and physical condition.

For lands and buildings, the Company used the “Sales Comparison method.” This method identifies prices of recent transactions between market participants (purchasers/sellers) for comparable properties.

Intangible assets:

With regard to the recognition criteria for intangible assets, the Company identified and assessed for recognition the following intangibles assets:

•	Customer relationship

•	Customer lists (databases)

As for the intangibles that did not qualify for a separate recognition, the Company did not recognize the intangibles associated with the brand or the use of the brand “Carrefour” as this was not part of the business combination for the acquisition of the operations in Colombia, and as a result, the Company had to introduce the brands Metro and Jumbo for the supermarket operation. Also, the Company did not identify any liabilities associated with the restructuring or exit activities of the acquired entity.

The Company assessed the recognition criteria of an intangible asset through a business combination, focusing on the separability criterion or legal-contractual criterion under IFRS 3. Management and the consulting firm adopted a two-step approach to determine the identifiable and relevant intangibles to be recognized, which basically consists of (a) reviewing the supporting documentation related to the acquired assets, and (b) reviewing those identified assets using the accounting literature to ensure that they meet the definition of assets.

•	Customer relationships: This asset is mainly composed of customers holding a credit card that is jointly operated by Carrefour and “Colpatria”. The Company applies the multi-period excess earnings method to estimate the fair value based on a residual cash flow notion. The Company has factored certain considerations in the determination of the fair value as follows:

•	Revenue growth for existing customers: This factor relates to frequent customers (three or more purchases per month) using the credit cards jointly operated by Carrefour and Colpatria.

•	Retention and attrition rate for customers: The Company estimated a retention rate of 90% based on historical data. This percentage decreases over future years based on the expectations that new brands would be introduced to the Colombian market during 2013.

•	Discount rate: 12% WACC

•	Tax rate: The rate used was 34%

•	Customer lists: A customer list consists of information about customers, such as their names and contact information. The lists are in the form of a database with other information, such as customer order histories and demographic. The Company used a market approach to determine the fair value of this asset, taking into account the following information:

•	Based on market data, the Company estimated USD$3.35 per customer record as the price that the Company would need to pay for acquiring such information as of the date of the acquisition.

Miscellaneous and onerous contracts.

Management reviewed the agreements that were deemed relevant to the Company. Subsequently, management assessed whether the existing agreements were favorable or unfavorable relative to market conditions as of the date of acquisition for the potential recognition of an identifiable asset or assumed liability.

The Company used the “incremental cash flow method” to estimate the present value of the agreements based on a residual cash flow notion, which measures the benefits derived from ownership of an acquired agreement as if it were in place, as compared to the acquirer’s expected cash flows had the agreement not been in place (with or without).

Using the methodology above, management assessed whether there was a contract-based intangible asset arising from contractual arrangements, which resulted in identifying the agreement between Carrefour and Colpatria as material. This agreement consists of a servicing contract where Colpatria Bank supports Carrefour in operating its credit card business with certain customers, and shares in the profits from this operation based on factors determined on a regular basis. The assumptions used when determining the fair value for both cash flow streams (with or without the acquired agreement), are as follows:

•	Tax rate: 34%, The Company factored in this rate in the calculation of the cash flows for both scenarios, with and without the agreement.

•	Discount rate: 12% WACC, the Company factored in this rate in the calculation of the cash flows for both scenarios, with and without the agreement.

•	Revenue: The estimation was made based on the Company’s history, for both scenarios, with and without the agreement.

•	Profit sharing: Carrefour and Colpatria agreed to distribute profits in equal portions.

•	Funding cost per the agreement: The funding cost used was 7% assuming that the agreement is place.

•	Funding cost observed in the Colombian market: The funding cost was adjusted from 7% to 4% as observed in the Colombian Market assuming the agreement was not in place.

As a result, the Company determined that the present value of the cash flows from the joint operation results in an obligation to Colpatria.

Leases

The Company reviewed the lease agreements in order to determine whether the terms of these contracts acquired are favorable or unfavorable relative to market terms of comparable leases at the acquisition date. For this purpose, the Company used the present value of a rent differential to estimate the fair value of an acquired lease, considering whether the rental rate that could currently be obtained in a market transaction for the underlying asset is a fair representation of the fair value rental rate. The rate of discount used to estimate the fair value was 12%.

With regard to the considerations of disclosing the amount of revenue and profit or loss of the acquiree in the combined entity’s results as if the acquisition had occurred as of the beginning of the period, we respectfully note the Staff’s comment and note that the Company intends to revise the disclosure to include such pro forma information in its future filings for this acquisition.

6.	We note your disclosure that goodwill was attributed to future economic benefits related to the entry to the Colombian market and development of potential business segments. Noting the significance of goodwill, please explain to us and provide more qualitative disclosure of the factors that make up goodwill including the expected entity specific synergies and explain whether there were intangible assets that did not qualify for separate recognition. Furthermore we note in the third quarter of 2013 your operations in Colombia were negatively affected by economic conditions in that country. Please explain the effect this may have had on the expected synergies related to the future economic benefits in the Colombian market.

The Colombian retail market is very competitive and greenfield development is difficult to achieve given the high urbanization rate of the country and the geographical conditions that makes finding suitable locations difficult and expensive. For those reasons, the entry into the Colombian market through the acquisition of Carrefour’s Colombian operations was relevant to the Company as it granted access to a relevant owned real estate portfolio (as the majority of the locations were owned by Carrefour). For example, the Company first entered the Colombian market in 2007 through a joint venture with Group Casino, opening the first four Easy Home Improvement stores in sites contributed by its partner. In 2009 Cencosud acquired Group Casino’s stake in the joint venture. Between 2007 and 2012 the Company was unable to find suitable locations to further develop the Home Improvement business in Colombia given the aforementioned difficulties to find proper land.

Furthermore, given that Cencosud is a multi-format retail operator, it believes is well suited to create value out of the real estate portfolio acquired by developing new formats into the existing properties. For example, during 2013 the Company converted four cash and carry stores operating under the brand Maxi into its Easy home improvement stores. This change allowed the Company to not only end the unprofitable operations of the cash and carry format in Colombia but also to provide a proper scale in Colombia for its home improvement business, going from four stores at the beginning of the year to nine stores as of the end of 2013.

In addition, Cencosud can further develop the sites by opening home improvement stores next to existing supermarkets, or start department store or shopping center operations in the future, further developing its business footprint in Colombia and generating operational efficiencies in that market.

Additionally, Cencosud is a strong retail operator in the South America Pacific shore and the entry into the Colombian market creates synergy opportunities not only for its Colombian operations but also for its Chilean and Peruvian operations by increasing the scale of its purchases from Asia and by providing a better cost of goods to Colombia and to its operations in Chile and Peru.

Finally, Cencosud’s core business is supermarket operations, which is also the case for the Company’s Colombian Operations. Supermarkets are worth more than the value of their assets. Procedures, logistics, trained people, points of sales, etc., are all part of the added value of a supermarket operation. In addition to the value the Company sees in the real estate portfolio of the acquired companies in Colombia as explained earlier, the Company also expects considerable value in the supermarket operations of the acquired companies. In general, valuations for supermarket operations are pegged to the equivalent of approximately six months of sales with some valuations ranging as high as over twelve months. By this metric, and adjusting for the value of the real estate portfolio, the price paid for the Colombian operations is in line with industry standards.

As noted in the response to comment No. 5 above, as for the intangibles that did not qualify for separate recognition, the Company did not recognize the intangibles associated the brand or the use of the brand “Carrefour” as this was not included as part of the business combination or consideration transferred for the acquisition of the operations in Colombia, and as a result, the Company had to introduce the brands Metro and Jumbo for the supermarket operation.

With respect to the Staff’s inquiry as to how expected synergies in Colombia may have been affected by the negative economic conditions therein during 2013, we respectfully note to the Staff, as disclosed on page 15 of the Company’s Form 6-K furnished to the Securities and Exchange Commission on November 19, 2013 in respect of its results of operations for the nine month period ended September 30, 2013, that the causes of the negative effect on the Company’s operations in Colombia were strikes in the agricultural and transportation sectors, which affected the Company by delaying the launching of its brands Jumbo and Metro in Colombia. As those causes (the strikes) had a short-term effect, the Company does not consider them permanent factors that will affect its operations in Colombia nor its ability to develop operational synergies in that market.

14 Property, plant and equipment, page F-88

14.3 Reconciliation of changes in property, plant and equipment, page F-90

7.	Please tell us what removals represent and the overall impact on your financial statements.

In response to the Staff’s comment, the balance for removals represents sales and write-offs of Property, Plant and Equipment (PPE) during 2012. The breakdown of the balance for removals is as follows:

Movement year 2012	Land	Other PPE Categories	PPE, net
	(in thousands of Ch$)
Disposals	(13,413,500)	—	(13,413,500)
Write-offs	—	(15,401,730)	(15,401,730)

Total removals	(13,413,500)	(8,623,813)	(28,815,230)

Movement year 2011	Land	Other PPE Categories	PPE, net
	(in thousands of Ch$)
Disposals	—	—	—
Write-offs	—	(11,390,303)	(11,390,303)

Total removals	—	(11,390,303)	(11,390,303)

The Company also recognized Ch$7,184,649 thousand as gain on sale of PPE in the statement of comprehensive income for the year ended December 31, 2012, which relates to the sale of land which occurred during that year.

We respectfully note the Staff’s comment and note that the Company intends to expand the presentation of the component items of removals and include the table above in its future Form 20F filings to the extent that the items included as “removals” are significant

17 Other financial liabilities, current and non-current, page F-98

17.6 Restrictions, page F-107

8.	We note your disclosure regarding the various restrictions contained in your debt agreements and the debt agreements of your subsidiaries. Please tell us your consideration of disclosing the nature and extent of any significant restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends or to repay loans or advances. Refer to IAS 27.41(d). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X. Please tell us your consideration of providing Schedule I.

The Company acknowledges the Staff’s comment and confirms that there are no active restrictions on the ability of any of its subsidiaries to transfer funds to the parent company in the form of cash dividends or for repayment of loans or advances. To the extent there are material restrictions in the future, the Company will provide additional disclosure in future fillings.

18 Trade accounts payable and other payables, page F-132

9.	We note that you present two tables for each period on page F-133 outlining the aging of trade and other payables as of December 31, 2012 and 2011. Please tell to us what each table represents as they appear to present similar information.

We respectfully note the Staff’s comment and note that the Company will include an explanation of the content of the tables in its future Form 20-F filings.

The Company discloses the aging analysis of the balance for trade payables that have not become due and the aging analysis of the balances that are overdue as of the reporting date based on the payment terms as agreed with the respective suppliers. The information outlined in each table presented on page F-133 is as follows:

•	Table 1: Outlines the aging buckets for the trade payables balance that have not become due as of the reporting date.

•	Table 2: Outlines the aging buckets for the trade payables balance that is overdue, from the date the balance became due through the reporting date.

23 Net equity, page F-137

10.	Please tell us your consideration of disclosing a reconciliation of the number of shares of capital stock outstanding at beginning and at the end of the period in accordance with paragraph 79(a)(iv) of IAS 1.

We respectfully note the Staff’s comment and note that the Company intends to reflect the reconciliation of outstanding capital stock in accordance with paragraph 79(a) of IAS 1 in its future Form 20-F filings accordingly.

The reconciliation of the outstanding capital stock as of December 31, 2012 was as follows:

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2011 and December 31, 2012

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2011	2,304,045,815

Decrease due to unsubscribed Capital in 2011	(30,799)
Authorized shares as of December 31, 2011	2,304,015,016

Authorized shares as of January 1, 2012	2,304,015,016

Capital increase as of June 22, 2012	92,309,978
Capital increase as of July 25, 2012	145,642,584
Capital increase as of September 14th, 2012	3,028,463
Capital increase as of September 26th, 2012	2,018,975
Increase pursuant to stock option plan	27,000,000

Authorized shares as of December 31, 2012	2,574,015,016

Movement in issued and fully paid shares	No of shares
Paid shares as of January 1, 2011	2,264,103,215

Paid shares as of December 31, 2011	2,264,103,215

Paid shares as of January 1, 2012	2,264,103,215

Capital increase as of June 22, 2012	92,309,978
Capital increase as of July 25, 2012	145,642,584
Capital increase as of September 14, 2012	3,028,463
Capital increase as of September 26, 2012	2,018,975

Paid shares as of December 31, 2012	2,507,103,215

29 Restrictions, contingencies, legal proceedings and other matters, page F-160

11.	We note your disclosure that contingencies and legal proceedings are deemed to be of a remote outcome. Please explain to us how the suit filed against G Barbosa Comercial (Brazil) is deemed remote based on your disclosure that the request for payment of fines has been confirmed in the first and second instance rulings and is awaiting appeal. We also note your disclosure that there is no evidence that could support a reasonable estimate of the amount in question. Please explain to us why there is no evidence to support a reasonable estimate given there has been a first and second ruling confirming the fines, and why the amount of the fines and number of employees cannot be estimated from the class action suit.

In response to the Staff’s comment regarding the evidence to support a reasonable estimate of the amount, we respectfully note that the Company was not able to reasonably estimate the compensation to the employees who were actually involved and enrolled in the Collective Bargaining Agreement, as key information was not available as of December 31, 2012 or in prior years. Specifically, the Company could not gather the information required to make an estimate as it lacked a systematic method to capture the days and hours worked during the timeframe when the breach of the Collective Bargaining Agreement is alleged to have occurred.

With regard to the likelihood of this outcome having been assessed as remote, we respectfully note the Staff’s comment and note that the Company will revise its future filings accordingly. The Company believes it cannot sustain its position relating to the non-occurrence of the breach at this point, and thus deems the likelihood of the payment of a potential fine or compensation as possible.

As for the fines confirmed by the ruling as disclosed on page F-160, the ruling court ordered the Company, at the Public Employees Union’s request, to withhold the amount of R$1.5 million Brazilian Reais (approximately US$732,000) in an escrow account, which was determined by assuming that all existing employees of the Company during 2007 and 2008 worked beyond 13:00 on Sundays. As a response to this order, the Company appealed aiming to release the funds withheld. However the appeal was dismissed by the Court. As an alternative, the Company attempted to reach a compromise with the union, and thus proposed a settlement through the Court of Bahia. In 2013, the Court of Bahia determined that R$800,000 Brazilian Reais (approximately US$390,000) was reasonable compensation to settle this case. The Company has determined that the settlement amount was immaterial to its financial condition and financial results.

33 Stock options, page F-165

12.	Please tell us your consideration of disclosing the weighted average remaining contractual life for share options outstanding at the end of the period. Please refer paragraph 45(d) of IFRS 2.

We respectfully acknowledge the Staff’s comment and note that the Company intends to reflect the weighted average remaining contractual life for share options outstanding at the end of the period in accordance with paragraph 45(d) of IFRS 2 in its future Form 20F filings accordingly. The Company’s stock options under both the “Year of Service” and “Performance Incentive” plans had the same exercise period ending on April 22, 2013, and therefore, the weighted average remaining contractual life was the same.

Cencosud S.A. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments you may have about this letter and the Form 20-F to me at (212) 530-5602.

Very truly yours,

/s/ Marcelo A. Mottesi
Marcelo A. Mottesi

cc:	Daniel Rodriguez